Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated March 20, 2012
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.
Global Participation Securities

▸ $15,000,000 Global Participation Securities linked to a weighted basket consisting of the S&P 500® Index, the MSCI EAFE Index and the Russell 2000® Index

▸ 7-year maturity

▸ Exposure to 97.03% of any positive return in the Reference Asset

▸ Minimum payment of $1,000 per $1,000 Principal Amount of securities at maturity, subject to the credit risk of HSBC USA Inc.

The Global Performance Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$2	$998
Total	$15,000,000	$30,000	$14,970,000

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Global Participation Securities

Linked to a weighted basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE Index

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Global Participation Securities. This offering of securities has the terms described in this pricing supplement and the accompanying underlying supplement no. 3, product supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities.**

This pricing supplement relates to an offering of securities linked to the performance of a weighted basket (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The underlying basket consisting of three indices (each, a "Reference Asset Component" and together, the "Reference Asset Components"), as indicated below:

Reference Asset	Reference Asset Components	Ticker	Component Weightings
The Basket	S&P 500® Index ("SPX") MSCI EAFE Index ("MXEA") Russell 2000® Index ("RTY")	SPX MXEA RTY	55.00% 30.00% 15.00%

Trade Date:	March 20, 2012
Pricing Date:	March 20, 2012
Original Issue Date:	March 27, 2012
Final Valuation Date:	March 20, 2019. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	5 business days after the Final Valuation Date, which is expected to be March 27, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Participation Rate:	97.03%
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	You will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of: (a) $1,000 + ($1,000 × Reference Return × Participation Rate); and (b) $1,000
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level:	100
Final Basket Level:	The Closing Level on the Final Valuation Date.
Closing Level:	The Closing Level will be calculated as follows: 100 × [1 + (sum of the Reference Asset Component Return multiplied by the respective Component Weighting for each Reference Asset Component)]
Reference Asset Component Return:	Each of the Reference Asset Component Returns set forth in the formula above refers to the return for the Reference Asset Component, which reflects the performance of the Reference Asset Component, expressed as the percentage change from the Initial Component Level of that Reference Asset Component to the Final Component Level of that Reference Asset Component.

Initial Component Level:	With respect to the SPX, 1,405.52, with respect to the RTY, 829.24, with respect to the MXEA, 1,569.05, in each case the Official Closing Level (as defined below) of the respective Reference Asset Component as determined by the calculation agent on the Pricing Date.
Final Component Level:	With respect to each Reference Asset Component, the Official Closing Level of the respective Reference Asset Component on the Final Valuation Date.
Official Closing Level:	With respect to each Reference Asset Component, the Official Closing Level on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>" and with respect to the MXEA, " MXEA <INDEX>"), or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1B28 / US4042K1B286

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Global Performance Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 3, product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

You will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Return × Participation Rate);

and

(b) $1,000.

Any payments on the securities are subject to the credit risk of HSBC.

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Indenture and Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

With respect to SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to the MXEA, MSCI, Inc. is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.

▸ You are willing to invest with 97.03% upside exposure to the Reference Asset.

▸ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset Components, or the Reference Asset Components themselves.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest with 97.03% upside exposure to the Reference Asset.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset Components, or the Reference Asset Components themselves.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset Components or the Reference Components themselves. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and, to a Lesser Extent, Foreign Markets" in underlying supplement no. 3;

▸ "— The Notes Are Subject to Currency Exchange Risk" in underlying supplement no. 3; and

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Reference Return will be Reduced by the Participation Rate.

The return you receive on the securities will be impacted by the Participation Rate. Because the Participation Rate of 97.03% is less than 100%, if the Final Basket Level is above the Initial Basket Level, the Payment at Maturity you receive will not fully reflect the performance of the Reference Asset, but will reflect a reduced percentage thereof. In such a case, any return at maturity will be determined by the appreciation of the Reference Asset as reduced by the Participation Rate. Because the securities are senior unsecured obligations of HSBC, payment of any amount at maturity is subject to HSBC's ability to pay its obligations as they become due.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

No interest or dividend payments or voting rights.

As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset Components or the Reference Asset Components themselves would have.

Changes that affect the Reference Asset Components will affect the market value of the securities and the amount you will receive at maturity.

The policies of the applicable reference sponsor concerning additions, deletions and substitutions of the constituents comprising the relevant Reference Asset Component and the manner in which such reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset Component may affect the level of such Reference Asset Component. The policies of the applicable reference sponsor with respect to the calculation of the relevant Reference Asset Component could also affect the level of such Reference Asset Component. The applicable reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

Changes in the levels of the Reference Asset Components may offset each other.

Movements in the levels of the Reference Asset Components may not correlate with each other. At a time when the level of one of the Reference Asset Components increases, the levels of the other Reference Asset Components may not increase as much or may even decline. Therefore, in calculating the Final Basket Level and therefore the Reference Return and Final Settlement Value, increases in the level of one or more of the Reference Asset Components may be moderated, or more than offset, by lesser increases or declines in the levels of the other Reference Asset Components. As a result, the Final Settlement Value may be adversely affected even if the level of some of the Reference Asset Components increase during the term of the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Even though our affiliates' securities are tracked by the MXEA, we or our affiliates will not have any obligation to consider your interest.

Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the MSCI EAFE Index.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities. Except to the extent that the common stock of HSBC Holdings PLC (the parent corporation of HSBC) is included in the Reference Asset, we and our respective affiliates do not control any company included in the Reference Asset, and are not responsible for any disclosure made by any other company.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Basket Level. We cannot predict the actual Final Basket Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Initial Basket Level: 100

▶ Participation Rate: 97.03%

Hypothetical Final Basket Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
200.00	100.00%	$1,970.30	97.030%
190.00	90.00%	$1,873.27	87.327%
180.00	80.00%	$1,777.62	77.762%
175.00	75.00%	$1,727.73	72.773%
160.00	60.00%	$1,582.18	58.218%
140.00	40.00%	$1,388.12	38.812%
130.00	30.00%	$1,291.09	29.109%
120.00	20.00%	$1,194.06	19.406%
115.00	15.00%	$1,145.55	14.555%
110.00	10.00%	$1,097.03	9.703%
105.00	5.00%	$1,048.52	4.852%
100.00	**0.00%**	**$1,000.00**	**0.000%**
99.00	-1.00%	$1,000.00	0.000%
98.00	-2.00%	$1,000.00	0.000%
95.00	-5.00%	$1,000.00	0.000%
90.00	-10.00%	$1,000.00	0.000%
85.00	-15.00%	$1,000.00	0.000%
80.00	-20.00%	$1,000.00	0.000%
70.00	-30.00%	$1,000.00	0.000%
60.00	-40.00%	$1,000.00	0.000%
40.00	-60.00%	$1,000.00	0.000%
20.00	-80.00%	$1,000.00	0.000%
0.00	-100.00%	$1,000.00	0.000%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Basket Level of 100 to a Final Basket Level of 105.

Reference Return:	5.00%
Final Settlement Value:	**$1,048.52**

Because the Reference Return is positive, the Final Settlement Value would be $1,048.52 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times 97.03\%)$$

$$= \$1,000 + (\$1,000 \times 4.852\%)$$

$$= \$1,048.52$$

Example 1 shows that when the Reference Return is positive, you will only participate in 97.03% of such positive performance

.

Example 2: The level of the Reference Asset decreases from the Initial Basket Level of 100 to a Final Basket Level of 98.

Reference Return:	-2.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities, the minimum payment on the securities.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 20, 2012 were: Information Technology, Financials, Energy, Health Care and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from March 20, 2007 through March 20, 2012. The closing level for the SPX on March 20, 2012 was 1,405.52. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of February 29, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from March 20, 2007 through March 20, 2012. The closing level for the RTY on March 20, 2012 was 829.24. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

Description of the MXEA

The MSCI EAFE Index offers a representation of developed markets (Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom) by targeting all companies with a market capitalization within the top 85% of their investable equity universe, subject to a global minimum size requirement (each, an "MSCI EAFE Constituent Country Index"). It is based on the Global Investable Market Indices methodology.

For more information about the MXEA, see "MSCI INDICES - MSCI EAFE Index" on page US3-20 of the accompanying underlying supplement no. 3.

Historical Performance of the MXEA

The following graph sets forth the historical performance of the MXEA based on the daily historical closing prices from March 20, 2007 through March 20, 2012. The closing price for the MXEA on March 20, 2012 was 1,569.05. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the MXEA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the MXEA on the Final Valuation Date.

The Basket

The following graph illustrates the hypothetical daily historical performance of the Basket from March 20, 2007 through March 20, 2012 based on information from Bloomberg Professional® service, if the level of the Basket was made to equal 100 on March 20, 2007. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Level occurred from March 20, 2007 through March 20, 2012 for any Reference Asset Component. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in a payment at maturity greater than $1,000 per $1,000 Principal Amount of securities.



SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.20%, or $2.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 0.20%, or $2.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on page PS-2 of this document, which is expected to be the fifth business day following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. We intend to treat the securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the securities, you agree to treat the securities as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the securities as contingent payment debt instruments. Assuming the securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the securities until maturity.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the securities, we have estimated that the comparable yield of the securities, solely for U.S. federal income tax purposes, will be 3.71% per annum (compounded annually). Further, based upon the method described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for securities that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,290.46 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a security for $1,000, and holds the security until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the securities in each year:

Year	OID
2012	$28.33
2013	$38.12
2014	$39.53
2015	$40.99
2016	$42.51
2017	$44.09
2018	$45.72
2019	$11.17

However, the ordinary income reported in the taxable year the securities mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the securities. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the securities.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a security. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was signed into law. Under certain circumstances, the HIRE Act will impose a withholding tax of 30% on payments of U.S. source income on, and the gross proceeds from a disposition of, the securities made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments outstanding as of March 18, 2012 (the "Grandfather Date").

Despite the December 31, 2012 date set forth in the HIRE Act, the Internal Revenue Service (the "IRS") has issued preliminary guidance indicating that the withholding tax on U.S. source income will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2015. In addition, the IRS has released proposed regulations that would extend the Grandfather Date to January 1, 2013. These proposed regulations would be effective once finalized. Prospective investors should consult their tax advisors regarding the HIRE Act.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

VALIDITY OF THE SECURITIES

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.

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You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$15,000,000 Global Participation Securities Linked to a weighted basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE Index

March 20, 2012

PRICING SUPPLEMENT